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                                                                       EXHIBIT 1

                   [LETTERHEAD OF GLOBAL-TECH APPLIANCES INC.]

                            Release:   IMMEDIATE RELEASE
                                       -----------------

                            Contact:   Brian Yuen
                                       Global-Tech USA, Inc.
                                       Tel.: 212-683-3320

                            Web Page:  http://www.businesswire.com/cnn/gai.shtml



              GLOBAL-TECH APPLIANCES REPORTS THIRD QUARTER RESULTS
                     AND INCREASED NET CASH VALUE PER SHARE

Hong Kong, January 31, 2003 -- Global-Tech Appliances Inc. (NYSE: GAI) announced today its net sales and earnings for the third quarter of fiscal 2003 ended December 31, 2002.

Net sales for the third quarter of fiscal 2003 were $16.5 million, compared to $19.5 million for the third quarter of fiscal 2002. Net income for the third quarter of fiscal 2003 was $0.8 million, or $0.06 per share, compared to $1.0 million, or $0.09 per share, in the prior corresponding fiscal period. The decline in net sales for the third quarter was evenly spread amongst all of the Company's product categories as the major retailers lowered their expectations for the holiday season and stocked more low-end promotional products. Additionally, one of the Company's major customers lost some shelf space to new entrants in the floor care category.

Net sales for the nine months ended December 31, 2002 were $61.4 million, compared to $67.5 million for the prior corresponding nine-month period. Net income for the first three quarters of fiscal 2003 was $5.3 million, or $0.44 per share, compared to $5.5 million, or $0.46 per share, in the first nine months of fiscal 2002.

As previously announced, the Company executed an agreement to sell the thin film electroluminescent, or TFEL, display operation of its subsidiary, Lite Array, Inc., on October 30, 2002. Accordingly, the financial statements reflect the sales and expenses associated with the TFEL display business as a discontinued operation. Lite Array is now totally dedicated to its organic light emitting diode, or OLED, display R&D program, which costs approximately $1.5 million per annum to pursue.

John C.K. Sham, President and Chief Executive Officer, said: "As previously announced, the overall business environment continues to be soft. While simple, small electrical appliances are becoming very price competitive, we believe that our shift in focus to more complex appliances, particularly floor care products, was a positive move that will continue to produce new business opportunities for the Company."

Mr. Sham continued, "Though the global economic slowdown continues to be a challenge, the Company's net cash and short-term investment position increased by $7.4 million, or $0.61 per share, to $63.6 million, or $5.24 per share, during the nine-month interim period, despite the ongoing expenditures on a number of product development initiatives. We are dedicated to sustaining our existing business while attempting to generate consistent free cash flow so that we can continue funding the R&D programs and initiatives to further support the strategies of transforming the Company's business."

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Mr. Sham concluded, "We are now actively working on a number of development programs, several of which utilize new technologies that we believe will positively redirect the focus of our business in the next three to four years. We are not relying on all of our development projects to succeed, but we do expect to see positive results from certain of these projects. We believe that once these successful development projects attain market acceptance, they will provide us with a sustainable, growing revenue and income stream."

Global-Tech is a designer, manufacturer, and marketer of a wide range of small household appliances in four primary product categories: kitchen appliances; garment care products; travel products and accessories; and floor care products. The Company's products are marketed by its customers under brand names such as Black & Decker(R), DeLonghi(R), Dirt Devil(R), Eureka(R), Hamilton Beach(R), Krups(R), Morphy Richards(R), Mr. Coffee(R), Proctor-Silex(R), Sunbeam(R), and West Bend(R).

Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward looking statements. These forward looking statements are subject to risks and uncertainties, including but not limited to, the impact of competitive products and pricing, the financial condition of the Company's customers, product demand and market acceptance, the success of new product development, reliance on material customers and key strategic alliances, availability and cost of raw materials, the timely and proper execution of certain business plans, including the plan to diversify and transform a portion of manufacturing capacity to higher-value, technology-oriented products, currency fluctuations, uncertainties associated with investments, the regulatory environment, fluctuations in operating results, the impact of changing global, political and economic conditions and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission including its most recent Report on Form 20-F.

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                  GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME

                  (Amounts expressed in United States dollars)

                                                        Three Months Ended               Nine Months Ended
                                                           December 31,                     December 31,
                                                   ----------------------------    ---------------------------
                                                       2002            2001           2002            2001
                                                   ------------    ------------    -----------     -----------
                                                   (unaudited)     (unaudited)     (unaudited)     (unaudited)
                                                               (in thousands, except per share data)
Net sales .......................................  $     16,544    $     19,470    $    61,403     $    67,536
Cost of goods sold ..............................       (12,418)        (14,774)       (44,836)        (51,491)
                                                   ------------    ------------    -----------     -----------
Gross profit ....................................         4,126           4,696         16,567          16,045
Selling, general and administrative expenses ....        (3,487)         (3,301)       (11,034)        (10,686)
                                                   ------------    ------------    -----------     -----------
Operating income ................................           639           1,395          5,533           5,359
Other income, net ...............................           413             194          1,172           1,630
                                                   ------------    ------------    -----------     -----------
Income from continuing operations before income
   taxes ........................................         1,052           1,589          6,705           6,989
Provision for income taxes ......................          (110)            (93)          (546)           (397)
                                                   ------------    ------------    -----------     -----------
Income from continuing operations ...............           942           1,496          6,159           6,592
Discontinued operations
   Loss from operations of discontinued TFEL
      business (including gain on disposal of
      US$29,000) ................................          (175)           (606)          (812)         (1,397)
Minority interests ..............................            --             150             --             336
                                                   ------------    ------------    -----------     -----------
Net income ......................................  $        767    $      1,040    $     5,347     $     5,531
                                                   ============    ============    ===========     ===========
Basic and diluted earnings per common share .....  $       0.06    $     $ 0.09    $      0.44     $      0.46
                                                   ============    ============    ===========     ===========
Basic and diluted weighted average number of
   shares outstanding ...........................        12,141          12,138         12,141          12,138
                                                   ============    ============    ===========     ===========

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                  GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                  (Amounts expressed in United States dollars)

                                                                December       March 31,
                                                                31, 2002         2002
                                                               -----------    -----------
                                                               (unaudited)     (audited)
                                                                     (in thousands)
                             ASSETS
Current assets:
   Cash and cash equivalents                                   $    25,130    $    48,589
   Short-term investments                                           39,442          8,678
   Accounts receivable, net                                          9,858         12,318
   Deposits, prepayments & other assets                              2,490          2,158
   Inventories, net                                                  8,149          9,646
                                                               -----------    -----------
      Total current assets                                          85,069         81,389


Property, plant and equipment                                       32,580         34,198
Land use rights                                                      1,964          2,002
License                                                              3,792          4,317
Patents                                                                248            286
Promissory note receivable                                             728            775
Loan to a director                                                     230            306
                                                               -----------    -----------
      Total assets                                             $   124,611    $   123,273
                                                               ===========    ===========

              LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Short-term bank borrowings                                  $        --    $        76
   Current portion of long-term bank loans                             582            715
   Accounts payable                                                  5,539          6,238
   Amount due to a director                                             --            180
   Fees payable for license                                             --          1,800
   Fees payable for land use rights                                    275            275
   Salaries and allowance payable                                      908            541
   Advance payments from customers                                       9             43
   Accrued expenses                                                  1,195          1,961
   Investment in a joint venture                                        --            246
   Income tax provision                                              3,691          4,384
                                                               -----------    -----------
      Total current liabilities                                     12,199         16,459
Long-term bank loans                                                   386            271
Deferred tax liabilities, net                                           43             43
                                                               -----------    -----------
      Total liabilities                                             12,628         16,773
                                                               ===========    ===========

Shareholders' equity:
   Preferred stock, par value $0.01; 1,000,000 shares
      authorized, no shares issued                                      --             --
   Common stock, par value $0.01; 50,000,000 shares
      authorized; 12,830,000 shares issued as of December 31,
      2002 and March 31, 2002                                          128            128
   Additional paid-in capital                                       81,753         81,753
   Retained earnings                                                34,763         29,416
   Accumulated other comprehensive deficit                             (61)          (197)
   Less: Treasury stock, at cost, 689,147 shares as of
      December 31, 2002 and March 31, 2002                          (4,600)        (4,600)
                                                               -----------    -----------
      Total shareholders' equity                                   111,983        106,500
                                                               -----------    -----------
      Total liabilities and shareholders' equity               $   124,611    $   123,273
                                                               ===========    ===========